August 30, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gregory Herbers

Re:	Fast Radius, Inc.

Registration Statement on Form S-1

Filed August 23, 2022

File No. 333-267028

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fast Radius, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-267028) to 4:00 p.m., Eastern time, on September 1, 2022, or as soon as possible thereafter.

Please direct any questions regarding this filing to Joshua M. Samek, Esq. of DLA Piper LLP (US), legal counsel to the Company, at (305) 702-8880.

Very truly yours,

Fast Radius, Inc.

By:	/s/ Pat McCusker
Name:	Pat McCusker
Title:	President, Interim Chief Financial Officer